Exhibit 3.1

AMENDMENT NO. 1 TO THE

AMENDED BY-LAWS

OF

THE MADISON SQUARE GARDEN COMPANY

(A DELAWARE CORPORATION)

Effective as of December 4, 2019

Article II, Section 8 of the Amended By-laws of The Madison Square Garden Company is hereby amended and restated in its entirety to read as follows:

8.     Other Committees. The Board of Directors may from time to time, by resolution adopted by affirmative vote of a majority of the whole Board of Directors, appoint other committees of the Board of Directors which shall have such powers and duties as the Board of Directors may properly determine. No such other committee of the Board of Directors shall be composed of fewer than two directors; provided, however, that if a committee appointed by the Board of Directors is initially composed of two or more directors and one or more of such directors are no longer able to serve on the committee due to death, disability or incapacity, the committee may continue its appointment with the powers and duties delegated to it by the Board of Directors with less than two directors, unless the Board of Directors determines otherwise. Meetings of such committees of the Board of Directors may be held at any place, within or without the State of Delaware, from time to time designated by the Board of Directors or the committee in question. Such committees may meet at stated times or on two days’ notice by any member of such committee to all other members, by delivered letter, by mail, by courier service or by email. The provisions of Section 4 of this Article II with respect to waiver of notice of meetings of the Board of Directors and participation at meetings of the Board of Directors by means of a conference telephone or similar communications equipment shall apply to meetings of such other committees.